Exhibit 99.2

PRESS RELEASE

Immatics Announces Third Quarter 2024 Financial Results, Business Update and First Clinical Data on TCER® IMA402 Targeting PRAME

The Company will now target five major cancer types with its four clinically active compounds across both TCR-T cell therapies and TCR-based Bispecifics

•

Today, Company discloses first clinical data from the TCR Bispecific molecule, TCER® IMA402 targeting PRAME, in the Phase 1 dose escalation trial, demonstrating a favorable tolerability profile and signs of dose-dependent and PRAME expression-dependent clinical activity, including first objective responses in melanoma patients; early pharmacokinetics data indicate a median half-life of 7 days, potentially enabling bi-weekly dosing; dose escalation is ongoing

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SUPRAME, the randomized-controlled Phase 3 trial to evaluate ACTengine® IMA203 in 2L+ metastatic melanoma patients, planned to commence in December 2024; pre-specified interim data analysis planned for early 2026

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Recently, Company presented Phase 1b clinical data on ACTengine® IMA203 targeting PRAME that demonstrate deep and durable responses in heavily pretreated metastatic melanoma patients treated at RP2D; IMA203 continues to maintain a favorable tolerability profile in patients treated across all dose levels

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Next-generation ACTengine® IMA203CD8 Phase 1a dose escalation data demonstrate enhanced pharmacology and potency per cell; TCR-T candidate to be evaluated for future development in solid cancers with medium-level PRAME copy numbers, such as ovarian and endometrial cancer

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•

Clinical proof-of-concept data from the ongoing Phase 1 dose escalation trial with TCER® IMA401 targeting MAGEA4/8 demonstrate initial clinical anti-tumor activity in multiple tumor types and a manageable tolerability profile; dose escalation is ongoing

•	$150 million public offering completed on October 15, 2024

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As of September 30, 2024, cash and cash equivalents as well as other financial assets amount to $549.2 million[1] (€490.5 million), not including the cash inflow from the public offering on October 15, 2024; updated cash reach guidance into 2H 2027

Houston, Texas and Tuebingen, Germany, November 18, 2024 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter ended September 30, 2024. The Company also reported the first clinical data update from the ongoing Phase 1 dose escalation trial evaluating its next-generation, half-life extended TCR Bispecific molecule, TCER® IMA402 targeting PRAME.

“This year, Immatics has demonstrated the strength of its pipeline by announcing data on clinical activity for its four clinical-stage assets across two therapeutic modalities. These include ACTengine® IMA203 targeting PRAME positioned in 2L+ melanoma now moving forward into the Phase 3 trial SUPRAME targeting BLA filing in early 2027; ACTengine® IMA203CD8 targeting hard-to-treat solid cancers with an initial focus on ovarian and endometrial cancers; and TCER® IMA401 targeting MAGEA4/8 demonstrating clinical proof-of-concept during dose escalation and positioned in squamous NSCLC and head and neck cancer. Today, we are very pleased to announce first clinical data on TCER® IMA402 targeting PRAME, which shows promising signals of anti-tumor activity during early dose escalation and is initially positioned in 1L+ melanoma,” said Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “With our enhanced cash runway into the second half of 2027, Immatics is well positioned to advance all four candidates to highly relevant value inflection points with a specific focus delivering meaningful clinical signals in multiple solid cancers in the coming year.”

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of September 30, 2024 (1 EUR = 1.1196 USD).

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Third Quarter 2024 and Subsequent Company Progress

TCR Bispecifics Programs

TCER® IMA402 (PRAME)

Today, Immatics is providing the first clinical data update from the ongoing Phase 1 dose escalation trial evaluating its next-generation, half-life extended TCR Bispecific molecule, TCER® IMA402 targeting PRAME.

Patient Population: As of the data cut-off on November 6, 2024, 33 heavily pretreated patients with recurrent and/or refractory solid tumors have been treated with a dose range from 0.02 mg to 4 mg of IMA402 monotherapy. The treated patient population is composed of patients with a median of three and a maximum of five lines of prior systemic treatments. The safety population includes all 33 patients treated with IMA402, of which 21 patients were evaluable for efficacy analysis and are PRAME-positive or were not tested for PRAME. Of these 21 patients, eight patients received at least one dose of IMA402 at dose level 7 (DL7, 3 mg), and one patient received IMA402 at dose level 8 (DL8, 4 mg). Based on preclinical in-vivo data, relevant anti-tumor efficacy was expected starting at ~3 mg human equivalent dose, which aligns with the initial clinical anti-tumor activity reported today.

Safety: IMA402 demonstrated a favorable tolerability profile in the 33 patients treated. The most common treatment-related adverse events (AEs) were mostly mild to moderate cytokine release syndrome (CRS) and transient lymphopenia. Step dosing has been implemented and dose escalation is ongoing. The maximum tolerated dose has not yet been determined.

Pharmacokinetics: Early pharmacokinetics data indicate a median half-life of approximately seven days, potentially enabling bi-weekly dosing.

Initial Anti-Tumor Activity: Initial signs of clinical activity have been observed and are associated with PRAME expression and IMA402 dose levels administered.

•	In the PRAME-negative patient population across all doses and indications, only one patient out of seven (14%) showed tumor shrinkage of -2.9%.

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In comparison, in the PRAME-positive or non-tested patients across all indications treated with low dose levels (DLs 1-6), tumor shrinkage was observed in 25% (3/12) of patients, including one unconfirmed partial response in a cutaneous melanoma patient.

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Nine patients with tumors that tested PRAME-positive or were not tested for PRAME received a relevant dose (8 patients at DL7 and 1 patient at DL8). 78% (7/9) thereof experienced shrinkage of their target lesions, including several patients with significant ongoing tumor shrinkage:

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•	one cutaneous melanoma patient with an ongoing (at 3 months post first dose at data cut-off) confirmed partial response with -40.2% tumor shrinkage treated at DL7;

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two patients with ongoing (at 6+ weeks and 8+ months) stable diseases with significant tumor shrinkage (-27.5% in a patient with cutaneous melanoma at DL8 and at first scan; -25% in a patient with uveal melanoma deepening over time and treated at escalating doses starting at DL4 and currently at DL7);

•	one ovarian cancer patient with ongoing (at 3 months) stable disease and tumor shrinkage of -13% started at DL6 and currently at DL7.

Early Signs of Clinical Activity Associated with PRAME Expression and IMA402 Dose

*

Patients who received DL7 or higher, either from start or as part of intra-patient dose-escalation; #continuing treatment; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: confirmed Partial Response; BOR: Best Overall Response; BL: Baseline; NT: not tested or not evaluable for PRAME expression

More information and details on the IMA402 clinical data are available on the Events & Presentations page of the Immatics corporate website: https://investors.immatics.com/events-presentations

Based on these initial signs of dose-dependent and PRAME target expression-dependent clinical activity observed during dose escalation, the Company will continue to evaluate IMA402 at higher dose levels to determine the optimal therapeutic dose. The next data update on IMA402 is planned for 2025.

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TCER® IMA401 (MAGEA4/8)

On September 16, 2024, Immatics announced the proof-of-concept clinical data for the first candidate of its next-generation, half-life extended TCR Bispecifics platform, TCER® IMA401 (MAGEA4/8), during an oral presentation at the European Society for Medical Oncology (ESMO) Congress 2024.

As of data cut-off on July 23, 2024, 35 heavily pretreated patients with recurrent and/or refractory solid tumors were treated with IMA401 monotherapy across nine escalating dose levels. The treated patient population was composed of patients with 16 different solid tumor indications who were both HLA-A*02:01 and MAGEA4/8-positive, had received a median of four and up to eight lines of prior systemic treatments and the majority had an ECOG performance status of ≥ 1.

Proof-of-concept clinical data from the Phase 1a first-in-human dose escalation basket trial showed initial anti-tumor activity in multiple tumor types, durable objective responses, including confirmed responses ongoing at 13+ months, a manageable tolerability profile and an half-life of 14+ days.

Treatment with IMA401 monotherapy in patients with relevant IMA401 doses and MAGEA4/8high levels (N=17) demonstrated:

•	Objective response rate of 29% with confirmed responses observed in 25% of patients

•	Disease control rate of 53% and tumor shrinkage of 53%

As the clinical trial progresses, the Company aims to further leverage the potential of IMA401 by focusing on the enrollment of indications with high MAGEA4/8 target expression, such as lung and head and neck cancer patients, seeking to optimize the treatment schedule and also exploring the incremental clinical benefit available to patients through combining IMA401 with a checkpoint inhibitor. The next data update on IMA401 is expected in 2025.

ACTengine® Cell Therapy Program

ACTengine® IMA203

On November 8, 2024, Immatics announced an expanded clinical dataset that included all infused patients in the Phase 1b dose expansion part of the trial (N=41), consisting of the 28 melanoma patients reported on October 10, 2024, and 13 non-melanoma patients, of which 10 non-melanoma patients were reported on November 8, 2023.

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As of the data cut-off on August 23, 2024, treatment with IMA203 monotherapy in the melanoma patient population has demonstrated:

•	Confirmed objective response rate of 54% and an objective response rate of 62%

•	Disease control rate of 92% and tumor shrinkage in 88% of patients

•	12.1 months median duration of response, 6 months median progression-free survival and >1-year median progression-free survival in patients with deep responses

•	Median overall survival has not yet been reached

IMA203 monotherapy has maintained a favorable tolerability profile with no treatment-related Grade 5 events in the entire safety population (N=70 Phase 1a and Phase 1b patients across all dose levels and all tumor types).

Based on the Phase 1b data and discussions with the U.S. Food and Drug Administration, Immatics is on track to commence SUPRAME, the registration-enabling Phase 3 randomized-controlled clinical trial in melanoma for IMA203, in December 2024.

SUPRAME will evaluate IMA203 targeting PRAME in 360 HLA-A*02:01-positive patients with second-line or later (2L+) unresectable or metastatic melanoma who have received prior treatment with a checkpoint inhibitor. Patients will be randomized 1:1 for IMA203 or investigator’s choice of selected approved treatments in the 2L+ setting, including nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel (U.S. only) or chemotherapy. The primary endpoint for full approval will be median PFS and secondary endpoints will include objective response rate, safety, duration of response, no overall survival detriment and patient-reported outcomes.

Patient enrollment for SUPRAME is forecast to be completed in 2026, and a pre-specified interim analysis is planned for early 2026. Immatics aims to submit a Biologics License Application (BLA) in early 2027 for full approval.

ACTengine® IMA203CD8 (GEN2) monotherapy

On November 8, 2024, Immatics announced updated Phase 1 dose escalation clinical data on its next-generation ACTengine® IMA203CD8 TCR-T cell therapy in 44 heavily pretreated HLA-A*02:01 and PRAME-positive patients with solid tumors, thereof 41 patients being evaluable for efficacy. Of note, these patients had been treated at substantially lower doses compared to IMA203 (GEN1), i.e. in a range of 0.2-0.48x109 TCR-T cells/m2 BSA (dose level 3) to 0.801-1.2x109 TCR-T cells/m2 BSA (dose level 4c) T cells infused.

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As of the data cut-off on September 30, 2024, treatment with IMA203CD8 monotherapy demonstrated:

•	Confirmed objective responses observed in 41% of patients

•	Median duration of response of 9.2 months at a median follow-up of 13.1 months

•	Tumor shrinkage of 84% and disease control rate at week 6 of 85%

•	10 out of 17 responses were ongoing, of which three confirmed responses were ongoing at 14+, 15+ and 24+ months

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Deep responses with ≥50% tumor size reduction were observed in 11 out of 17 responders. This group included two patients with complete response of target lesions, of which one patient showed a complete metabolic response according to PET-CT scan

IMA203CD8 monotherapy has maintained a manageable tolerability profile in the 44 patients treated.

Based on the enhanced pharmacology of IMA203CD8 demonstrated in this trial, the evaluation of higher doses of IMA203CD8 in the ongoing dose escalation trial opens the possibility of addressing hard-to-treat solid tumor indications with a medium-level of PRAME copy numbers, such as ovarian cancer and endometrial cancer.

Corporate Development

In September 2024, Immatics regained full clinical development and commercialization rights to IMA401 due to ongoing portfolio prioritization efforts within Bristol Myers Squibb. The Phase 1 dose escalation trial with IMA401 is ongoing and will continue to be conducted by Immatics.

Third Quarter 2024 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total $549.2 million1 (€490.5 million) as of September 30, 2024, compared to $476.8 million1 (€425.9 million) as of December 31, 2023. The increase is mainly due to the public offering in January 2024, partly offset by ongoing research and development activities. Following the $150 million public offering in October 2024, the Company now projects a cash runway into the second half of 2027.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $56.7 million1 (€50.6 million) for the three months ended September 30, 2024, compared to $6.6 million1 (€5.9 million) for the three months ended September 30, 2023. The increase is mainly the result of a one-time revenue associated with the termination of the IMA401 collaboration by Bristol Myers Squibb during the three months ended September 30, 2024.

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Research and Development Expenses: R&D expenses were $43.6 million1 (€38.9 million) for the three months ended September 30, 2024, compared to $34.1 million1 (€30.5 million) for the three months ended September 30, 2023. The increase mainly resulted from costs associated with the advancement of the clinical pipeline candidates.

General and Administrative Expenses: G&A expenses were $12.5 million1 (€11.2 million) for the three months ended September 30, 2024, compared to $10.0 million1 (€8.9 million) for the three months ended September 30, 2023.

Net Profit and Loss: Net loss was $9.6 million1 (€8.6 million) for the three months ended September 30, 2024, compared to a net loss of $29.7 million1 (€26.5 million) for the three months ended September 30, 2023. The decrease in net loss results from the increase in recognized revenue in the period.

Full financial statements can be found in the 6-K filed with the Securities and Exchange Commission (SEC) on November 18, 2024, and published on the SEC website under www.sec.gov.

Upcoming Investor Conferences

Jefferies London Healthcare Conference, London, United Kingdom – November 19 – 21, 2024

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

About IMA402

TCER® IMA402 is a drug candidate owned by Immatics. IMA402 is Immatics’ second TCER® molecule from the bispecifics pipeline and is directed against an HLA-A*02-presented peptide derived from preferentially expressed antigen in melanoma (PRAME), a protein frequently expressed in a large variety of solid cancers, thereby supporting the program’s potential to address a broad cancer patient population. Immatics’ PRAME peptide is present at a high copy number per tumor cell and is homogenously and specifically expressed in tumor tissue. The peptide has been identified and characterized by Immatics’ proprietary mass spectrometry-based target discovery platform, XPRESIDENT®. IMA402 is part of Immatics’ strategy to leverage the full clinical potential of targeting PRAME, one of the most promising targets for TCR-based therapies.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on X, Instagram and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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For more information, please contact:

Media

Trophic Communications
Phone: +49 171 3512733 immatics@trophic.eu

Immatics N.V.

Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

Immatics Press Release November 18, 2024	10 | 15

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	50,559	5,926	99,583	38,076
Research and development expenses	(38,906)	(30,498)	(106,230)	(85,396)
General and administrative expenses	(11,156)	(8,881)	(32,925)	(27,825)
Other income	17	186	54	1,134

Operating result	514	(33,267)	(39,518)	(74,011)
Change in fair value of liabilities for warrants	3,833	(1,395)	4,228	(7,103)
Other financial income	5,889	9,748	18,707	14,414
Other financial expenses	(12,589)	(1,575)	(5,342)	(4,146)

Financial result	(2,867)	6,778	17,593	3,165

Loss before taxes	(2,353)	(26,489)	(21,925)	(70,846)
Taxes on income	(6,217)	—	(7,720)	—
Net loss	(8,570)	(26,489)	(29,645)	(70,846)

Net loss per share:
Basic	(0.08)	(0.32)	(0.29)	(0.90)
Diluted	(0.11)	(0.32)	(0.31)	(0.90)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(Euros in thousands)		(Euros in thousands)
Net loss	(8,570)	(26,489)	(29,645)	(70,846)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	(1,377)	429	(579)	769

Total comprehensive loss for the year	(9,947)	(26,060)	(30,224)	(70,077)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	September 30, 2024	December 31, 2023
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	189,199	218,472
Other financial assets	301,321	207,423
Accounts receivables	2,951	4,093
Other current assets	19,306	19,382

Total current assets	512,777	449,370
Non-current assets
Property, plant and equipment	48,424	43,747
Intangible assets	1,506	1,523
Right-of-use assets	13,327	13,308
Other non-current assets	1,199	2,017

Total non-current assets	64,456	60,595

Total assets	577,233	509,965

Liabilities and shareholders’ equity
Current liabilities
Provisions	5,144	—
Accounts payables	22,095	25,206
Deferred revenue	68,928	100,401
Liabilities for warrants	14,765	18,993
Lease liabilities	2,825	2,604
Other current liabilities	15,155	9,348

Total current liabilities	128,912	156,552
Non-current liabilities
Deferred revenue	52,597	115,527
Lease liabilities	13,198	12,798
Other non-current liabilities	—	4

Total non-current liabilities	65,795	128,329
Shareholders’ equity
Share capital	1,031	847
Share premium	1,010,648	823,166
Accumulated deficit	(626,938)	(597,293)
Other reserves	(2,215)	(1,636)

Total shareholders’ equity	382,526	225,084

Total liabilities and shareholders’ equity	577,233	509,965

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2024	2023
	(Euros in thousands)
Cash flows from operating activities
Net loss	(29,645)	(70,846)
Taxes on income	7,720	—
Loss before tax	(21,925)	(70,846)
Adjustments for:
Interest income	(18,185)	(8,993)
Depreciation and amortization	9,149	5,432
Interest expenses	654	620
Equity-settled share-based payment	13,112	16,299
Loss from disposal of fixed assets	1	—
Net foreign exchange differences and expected credit losses	4,018	(760)
Change in fair value of liabilities for warrants	(4,228)	7,103
Changes in:
Decrease in accounts receivables	1,142	596
Decrease/(increase) in other assets	(2,623)	658
(Decrease) in deferred revenue, accounts payables and other liabilities	(91,113)	(15,641)
Interest received	11,098	4,904
Interest paid	(654)	(221)
Income tax paid	—	—

Net cash used in operating activities	(99,554)	(60,849)

Cash flows from investing activities
Payments for property, plant and equipment	(14,598)	(21,506)
Payments for intangible assets	(148)	(158)
Payments for investments classified in other financial assets	(356,596)	(299,018)
Proceeds from maturity of investments classified in other financial assets	266,361	229,557
Proceeds from disposal of property, plant and equipment	1	—

Net cash used in investing activities	(104,980)	(91,125)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	174,554	90,404
Transaction costs deducted from equity	—	(2,039)
Repayments related to lease liabilities	(1,228)	(2,877)

Net cash provided by financing activities	173,326	85,488

Net decrease in cash and cash equivalents	(31,208)	(66,486)

Cash and cash equivalents at beginning of the year	218,472	148,519

Effects of exchange rate changes, expected credit losses and accrued interest on cash and cash equivalents	1,935	1,413

Cash and cash equivalents at end of the year	189,199	83,446

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2023	767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income	—	—	—	769	769
Net loss	—	—	(70,846)	—	(70,846)
Comprehensive loss for the year	—	—	(70,846)	769	(70,077)
Equity-settled share-based compensation	—	16,299	—	—	16,299
Share options exercised	—	140	—	—	140
Issue of share capital – net of transaction costs	80	88,145	—	—	88,225

Balance as of September 30, 2023	847	818,761	(571,145)	(712)	247,751

Balance as of January 1, 2024	847	823,166	(597,293)	(1,636)	225,084
Other comprehensive income	—	—	—	(579)	(579)
Net loss	—	—	(29,645)	—	(29,645)
Comprehensive loss for the year	—	—	(29,645)	(579)	(30,224)
Equity-settled share-based compensation	—	13,112	—	—	13,112
Share options exercised	1	1,113	—	—	1,114
Issue of share capital – net of transaction costs	183	173,257	—	—	173,440

Balance as of September 30, 2024	1,031	1,010,648	(626,938)	(2,215)	382,526

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